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                         July 9, 2021

       Steven Lo
       President and Chief Executive Officer
       Zosano Pharma Corporation
       34790 Ardentech Court
       Fremont, California 94555

                                                        Re: Zosano Pharma
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed July 2, 2021
                                                            File No. 333-257682

       Dear Mr. Lo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Kathleen M. Wells, Esq.